UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 18)*

Quaker Chemical Corporation
(Name of Issuer) Common Stock, par value $1.00
(Title of Class of Securities) 747316107

(CUSIP Number)

Gulf Hungary Holding Korlátolt Felelősségű Társaság

and

QH Hungary Holdings Limited

BAH Center

2 Furj Street

1124 Budapest, Hungary

Attention: Judit Rozsa

Telephone: +36-20/940-2900

with a copy to:

Reb D. Wheeler, Esq.

Mayer Brown LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 506-2414

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) May 22, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 747316107
1.	Name of Reporting Person Gulf Hungary Holding Korlátolt Felelősségű Társaság
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Hungary
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 5,017(1)
	8.	Shared Voting Power: 4,010,112(2)
	9.	Sole Dispositive Power: 5,017(1)
	10.	Shared Dispositive Power: 4,010,112(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,015,129(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐ (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 22.3%(3)
14.	Type of Reporting Person (See Instructions): OO

(1) Consists of 5,017 shares of Common Stock of the Issuer (“Shares”) beneficially owned by Gulf Hungary Holding Korlátolt Felelősségű Társaság (a “Reporting Person” or “Gulf Hungary”), which are held in the name of Citibank N.A. pursuant to an Escrow Agreement (as defined in the Original Schedule 13D, as defined below) in order to secure the Reporting Person’s indemnification obligations under the Share Purchase Agreement (as defined in the Original Schedule 13D).

(2) Consists of 4,010,112 Shares owned directly by Gulf Hungary’s wholly-owned subsidiary QH Hungary Holdings Limited (also a “Reporting Person” or “QH Hungary”), of which:

•	2,623,167 Shares are pledged to and registered in the name of Citigroup Global Markets Inc., as custodian for the benefit of QH Hungary (in such capacity, the “Margin Loan Custodian”) pursuant to a Pledge and Security Agreement (as defined in the Original Schedule 13D) to secure QH Hungary's obligations under a Margin Loan (as defined in the Original Schedule 13D);

•	1,020,874 Shares are pledged to Citibank N.A. (“Citibank”) and held at Citigroup Global Markets Inc. (the “Citi PVF Custodian”) pursuant to the Pledge and Security Agreement, dated as of May 19, 2020, between QH Hungary and Citibank, as secured party (the “Citi PVF Security Agreement”) to secure QH Hungary's obligations under a Master Terms and Conditions for Prepaid Variable Share Forward Transactions, dated May 19, 2020 (the “Citi Master Confirmation”), between QH Hungary and Citibank, as amended and supplemented by (i) Supplemental Confirmation, dated May 19, 2020 and amended and restated on November 24, 2021 and November 22, 2023 (the “First Citi Supplemental Confirmation”), (ii) Supplemental Confirmation No. 2, dated May 26, 2020 and amended and restated on March 9, 2021, November 24, 2021, August 10, 2022, March 6, 2023 and May 22, 2024 (the “Second Citi Supplemental Confirmation”), (iii) Supplemental Confirmation No. 3, dated August 27, 2020 and amended and restated on August 10, 2022 and May 22, 2024 (the “Third Citi Supplemental Confirmation”), (iv) Supplemental Confirmation No. 4, dated March 9, 2021 and amended and restated on November 24, 2021 and March 6, 2023 (the “Fourth Citi Supplemental Confirmation”), (v) Supplemental Confirmation No. 5, dated March 9, 2021 and amended and restated on August 10, 2022 and May 22, 2024 (the “Fifth Citi Supplemental Confirmation”), (vi) Supplemental Confirmation No. 6 originally entered into with JPMorgan Chase Bank, National Association (“JPMorgan”), dated August 27, 2020 and amended and restated and novated to Citibank on August 10, 2022 and as further amended on May 22, 2024 (the “Sixth Citi Supplemental Confirmation”), (vii) Supplemental Confirmation No. 7 originally entered into with JPMorgan, dated March 9, 2021 and amended and restated and novated to Citibank on August 10, 2022 and as further amended on May 22, 204 (the “Seventh Citi Supplemental Confirmation”), and (viii) Supplemental Confirmation No. 8, dated May 22, 2024 (the “Eighth Citi Supplemental Confirmation”), as further described in Item 6 below.

•	366,071 Shares are pledged to Royal Bank of Canada (“RBC”) and held at RBC Capital Markets LLC (the “RBC PVF Custodian”) pursuant to the Pledge and Security Agreement, dated as of May 26, 2020, between QH Hungary and RBC, as secured party (the “RBC PVF Security Agreement”) to secure QH Hungary's obligations under a Master Terms and Conditions for Prepaid Variable Share Forward Transactions, dated May 26, 2020 (the “RBC Master Confirmation”), between QH Hungary and RBC, as amended and supplemented by (i) Supplemental Confirmation, dated May 26, 2020 and amended and restated on March 9, 2021, November 24, 2021, August 10, 2022, March 6, 2023 and May 22, 2024 (the “First RBC Supplemental Confirmation”), (ii) Supplemental Confirmation No. 2, dated March 9, 2021 and amended and restated on November 24, 2021 and March 6, 2023 (the “Second RBC Supplemental Confirmation”), (iii) Supplemental Confirmation No. 3, dated March 9, 2021 and amended and restated on August 10, 2022 and May 22, 2024 (the “Third RBC Supplemental Confirmation”), (iv) Supplemental Confirmation No. 4 originally entered into with JPMorgan, dated March 9, 2021 and amended and restated and novated to RBC on November 24, 2021, and further amended and restated on March 6, 2023 (the “Fourth RBC Supplemental Confirmation”), and (iv) Supplemental Confirmation No. 5, dated May 22, 2024 (the “Fifth RBC Supplemental Confirmation”), as further described in Item 6 below.

(3) Based upon 17,989,892 shares of Common Stock outstanding as of April 30, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024, as filed with the Securities and Exchange Commission on May 2, 2024.

CUSIP No. 747316107
1.	Name of Reporting Person QH Hungary Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Hungary
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 4,010,112(1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 4,010,112(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,010,112(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐ (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 22.3%(2)
14.	Type of Reporting Person (See Instructions): OO

(1) Consists of 4,010,112 Shares beneficially owned by QH Hungary, of which:

•	2,623,167 Shares are pledged to and registered in the name of the Margin Loan Custodian pursuant to a Pledge and Security Agreement to secure QH Hungary's obligations under a Margin Loan;

•	1,020,874 Shares are pledged to Citibank N.A. (“Citibank”) and held at Citigroup Global Markets Inc. (the “Citi PVF Custodian”) pursuant to the Pledge and Security Agreement, dated as of May 19, 2020, between QH Hungary and Citibank, as secured party (the “Citi PVF Security Agreement”) to secure QH Hungary's obligations under a Master Terms and Conditions for Prepaid Variable Share Forward Transactions, dated May 19, 2020 (the “Citi Master Confirmation”), between QH Hungary and Citibank, as amended and supplemented by (i) Supplemental Confirmation, dated May 19, 2020 and amended and restated on November 24, 2021 and November 22, 2023 (the “First Citi Supplemental Confirmation”), (ii) Supplemental Confirmation No. 2, dated May 26, 2020 and amended and restated on March 9, 2021, November 24, 2021, August 10, 2022, March 6, 2023 and May 22, 2024 (the “Second Citi Supplemental Confirmation”), (iii) Supplemental Confirmation No. 3, dated August 27, 2020 and amended and restated on August 10, 2022 and May 22, 2024 (the “Third Citi Supplemental Confirmation”), (iv) Supplemental Confirmation No. 4, dated March 9, 2021 and amended and restated on November 24, 2021 and March 6, 2023 (the “Fourth Citi Supplemental Confirmation”), (v) Supplemental Confirmation No. 5, dated March 9, 2021 and amended and restated on August 10, 2022 and May 22, 2024 (the “Fifth Citi Supplemental Confirmation”), (vi) Supplemental Confirmation No. 6 originally entered into with JPMorgan Chase Bank, National Association (“JPMorgan”), dated August 27, 2020 and amended and restated and novated to Citibank on August 10, 2022 and as further amended on May 22, 2024 (the “Sixth Citi Supplemental Confirmation”), (vii) Supplemental Confirmation No. 7 originally entered into with JPMorgan, dated March 9, 2021 and amended and restated and novated to Citibank on August 10, 2022 and as further amended on May 22, 204 (the “Seventh Citi Supplemental Confirmation”), and (viii) Supplemental Confirmation No. 8, dated May 22, 2024 (the “Eighth Citi Supplemental Confirmation”), as further described in Item 6 below.

•	366,071 Shares are pledged to Royal Bank of Canada (“RBC”) and held at RBC Capital Markets LLC (the “RBC PVF Custodian”) pursuant to the Pledge and Security Agreement, dated as of May 26, 2020, between QH Hungary and RBC, as secured party (the “RBC PVF Security Agreement”) to secure QH Hungary's obligations under a Master Terms and Conditions for Prepaid Variable Share Forward Transactions, dated May 26, 2020 (the “RBC Master Confirmation”), between QH Hungary and RBC, as amended and supplemented by (i) Supplemental Confirmation, dated May 26, 2020 and amended and restated on March 9, 2021, November 24, 2021, August 10, 2022, March 6, 2023 and May 22, 2024 (the “First RBC Supplemental Confirmation”), (ii) Supplemental Confirmation No. 2, dated March 9, 2021 and amended and restated on November 24, 2021 and March 6, 2023 (the “Second RBC Supplemental Confirmation”), (iii) Supplemental Confirmation No. 3, dated March 9, 2021 and amended and restated on August 10, 2022 and May 22, 2024 (the “Third RBC Supplemental Confirmation”), (iv) Supplemental Confirmation No. 4 originally entered into with JPMorgan, dated March 9, 2021 and amended and restated and novated to RBC on November 24, 2021, and further amended and restated on March 6, 2023 (the “Fourth RBC Supplemental Confirmation”), and (iv) Supplemental Confirmation No. 5, dated May 22, 2024 (the “Fifth RBC Supplemental Confirmation”), as further described in Item 6 below.

(2) Based upon 17,989,892 shares of Common Stock outstanding as of April 30, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024, as filed with the Securities and Exchange Commission on May 2, 2024.

SCHEDULE 13D/A

Introductory Note

This Amendment No. 18 to Schedule 13D (this “Amendment No. 18”) amends and supplements the statement on Schedule 13D filed on August 9, 2019, as amended by Amendment No. 1 filed on April 9, 2020, Amendment No. 2 filed on May 21, 2020, Amendment No. 3 filed on May 28, 2020, Amendment No. 4 filed on August 31, 2020, Amendment No. 5 filed on March 11, 2021, Amendment No. 6 filed on May 26, 2022, Amendment No. 7 filed on July 13, 2022, Amendment No. 8 filed on July 18, 2022, Amendment No. 9 filed on July 21, 2022, Amendment No. 10 filed on July 26, 2022, Amendment No. 11 filed on July 29, 2022, Amendment No. 12 filed on August 3, 2022, Amendment No. 13 filed on August 8, 2022, Amendment No. 14 filed on August 11, 2022, Amendment No. 15 filed on August 12, 2022 and Amendment No. 16 filed on March 8, 2023, and the Amendment No. 17 filed on November 27, 2023 (together, the “Original Schedule 13D”) with the Securities and Exchange Commission (the “SEC”).

This Amendment No. 18 is being filed in relation to the following transactions all of which occurred on May 22, 2024: (i) QH Hungary and Citibank amending and restating the Second Citi Supplemental Confirmation, the Third Citi Supplemental Confirmation, the Fifth Citi Supplemental Confirmation, the Sixth Citi Supplemental Confirmation and the Seventh Citi Supplemental Confirmation (collectively, the “May 2024 A&R Citi Supplemental Confirmations”), (ii) QH Hungary and RBC amending and restating the First RBC Supplemental Confirmation and the Third RBC Supplemental Confirmation (collectively, the “May 2024 RBC A&R Supplemental Confirmations” and, together with the May 2024 A&R Citi Supplemental Confirmations, the “May 2024 A&R Supplemental Confirmations”), (iii) QH Hungary and Citibank entering into of the Eighth Citi Supplemental Confirmation and (iv) QH Hungary and RBC entering into the Fifth RBC Supplemental Confirmation (and together with the Eighth Citi Supplemental Confirmation, the “New Supplemental Confirmations”).

In exchange for entering into the May 2024 A&R Citi Supplemental Confirmations, QH Hungary paid Citibank an aggregate of approximately $10.3 million. Pursuant to the May 2024 Citi Supplemental Confirmations, QH Hungary has the option to settle its obligations at the end of the applicable contract by delivering Shares to Citibank or the cash equivalent thereof, as described in more details in Item 6 below.

In exchange for entering into the May 2024 A&R RBC Supplemental Confirmations, QH Hungary paid RBC an aggregate of approximately $1.1 million. Pursuant to the May 2024 A&R RBC Supplemental Confirmations, QH Hungary has the option to settle its obligations at the end of the applicable contract by delivering Shares to RBC or the cash equivalent thereof, as described in more details in Item 6 below.

In exchange for entering into the Eighth Citi Supplemental Confirmation, Citibank paid QH Hungary $39.5 million. Pursuant to the Eighth Citi Supplemental Confirmation, QH Hungary has the option to settle its obligations at the end of the applicable contract by delivering Shares to Citibank or the cash equivalent thereof, as described in more details in Item 6 below.

In exchange for entering into the Fifth RBC Supplemental Confirmation, RBC paid QH Hungary $26.3 million. Pursuant to the Fifth RBC Supplemental Confirmation, QH Hungary has the option to settle its obligations at the end of the applicable contract by delivering Shares to RBC or the cash equivalent thereof, as described in more details in Item 6 below.

After consummation of the transaction described above, QH Hungary remained the direct beneficial owner, of a total of 4,010,112 Shares and Gulf Hungary remained the indirect beneficial owner of the same 4,010,112 Shares. Gulf Hungary continues to be the direct beneficial owner of a separate 5,017 Shares. All 4,010,112 Shares directly owned by QH Hungary remain subject to the Shareholder Agreement (as defined in the Original Schedule 13D) to which QH Hungary also became a party by executing a joinder thereto.

This Amendment No. 18 is filed jointly by the Reporting Persons. All disclosure for items contained in the Original Schedule 13D is incorporated herein by reference, subject to being amended by the additional information provided for such item in this Amendment No. 18. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Original Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended to add the following:

This Amendment No. 18 relates to the May 2024 A&R Supplemental Confirmations and the New Supplemental Confirmations, the purpose of which is to facilitate the transactions contemplated thereby. These transactions were designed for QH Hungary to extend the settlement date in the case of the May 2024 A&R Supplemental Confirmation and, in the case of the New Supplemental Confirmations, raise financing while maintaining an opportunity to share in the Issuer’s future growth. These transactions are described in further detail in Item 6 of this Amendment No. 18.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) – (b) The information contained on the cover pages to this Amendment No. 18 is incorporated herein by reference. The Shares reported on this Amendment No. 17 are held by the Reporting Persons. QH Hungary is a wholly-owned subsidiary of Gulf Hungary, which is owned by Gulf Houghton, which is a subsidiary of Gulf Oil International. Gulf Oil International is owned by Amas Holding SPF (“Amas Holding”), a private wealth holding company, which in turn is beneficially owned by multiple members of the Hinduja family, with no single individual having a beneficial interest in Amas Holding of 5% or more. Based upon 17,989,892 shares of Common Stock outstanding as of April 30, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024, as filed with the Securities and Exchange Commission on May 2, 2024, the Shares owned by the Reporting Persons constitutes approximately 22.3% of the issued and outstanding Common Stock of the Issuer.

Except for the Shares owned by the Reporting Persons, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other persons listed in Item 2(a)-(c) hereto beneficially owns any other securities of the Issuer.

(c) Except as described in Item 3, Item 4 and Item 6, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person listed in Item 2(a)-(c), have effected any transactions in the Common Stock during the past 60 days.

(d) Except as described in Item 3, Item 4 and Item 6, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Amendment No. 18.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended to add the following:

The information contained in Item 3 and 4 of the Original Schedule 13D, as amended by this Amendment No. 17, is hereby incorporated by reference herein.

On May 22, 224, QH Hungary entered into the May 2024 A&R Supplemental Confirmations and the New Supplemental Confirmations.

The May 2024 A&R Supplemental Confirmations

The Second Citi Supplemental Confirmation covers a maximum aggregate amount of 105,002 Shares divided into two tranches, with tranche 1 (which was not amended on May 22, 2024) comprised of 50 components of 1,750 Shares each for a total 87,500 Shares, and tranche 2 comprised of 50 components (48 components of 350 Shares each, and 2 components of 351 Shares each) for a total of 17,502 Shares. In exchange for amending and restating the Second Citi Supplemental Confirmation, QH Hungary paid Citibank $729,309.

The Third Citi Supplemental Confirmation covers a maximum aggregate amount of 60,000 Shares divided into 50 components of 1,200 Shares each. In exchange for amending and restating the Third Citi Supplemental Confirmation, QH Hungary paid Citibank $2,500,204.

The Fifth Citi Supplemental Confirmation covers a maximum aggregate amount of 19,732 Shares divided into 50 components (18 components of 394 Shares each and 32 components of 395 Shares each). In exchange for amending and restating the Fifth Citi Supplemental Confirmation, QH Hungary paid Citibank $822,233.

The Sixth Citi Supplemental Confirmation covers a maximum aggregate amount of 140,000 Shares divided into 50 components of 2,800 Shares each. In exchange for amending and restating the Sixth Citi Supplemental Confirmation, QH Hungary paid Citibank $5,833,810.

The Seventh Citi Supplemental Confirmation covers a maximum aggregate amount of 10,296 Shares divided into 50 components (4 components of 205 Shares each and 46 components of 206 Shares each). In exchange for amending and restating the Seventh Citi Supplemental Confirmation, QH Hungary paid Citibank $429,035.

The First RBC Supplemental Confirmation covers a maximum aggregate amount of 105,002 Shares divided into two tranches, with tranche 1 (which was not amended on May 22, 2024) comprised of 50 components of 1,750 Shares each for a total of 87,500 Shares and tranche 2 comprised of 50 components (48 components of 350 Shares each, and 2 components of 351 Shares each) for a total of 17,502 Shares. In exchange for amending and restating the First RBC Supplemental Confirmation, QH Hungary paid RBC $729,310.

The Third RBC Supplemental Confirmation covers a maximum aggregate amount of 8,580 Shares divided into 50 components (20 components of 171 Shares each and 30 components of 172 Shares each). In exchange for amending and restating the First RBC Supplemental Confirmation, QH Hungary paid RBC $357,529.

With respect to each of the May 2024 A&R Supplemental Confirmations (and with respect to the Second Citi Supplemental Confirmation, tranche 2 only), for each component, QH Hungary is obligated to deliver on the settlement date for such component determined based on the specified scheduled valuation date within the period from May 27, 2026 to August 6, 2026 either, at QH Hungary's option, (i) up to the maximum number of Shares of such component (such maximum number of Shares with respect to each component (the "Subject Number") based on the average market price of the Shares determined as described in the next paragraph or (ii) an amount of cash equivalent to the value of the Shares to be delivered in the preceding clause (i).

The number of Shares (or, at QH Hungary's option, the cash equivalent) to be delivered to the applicable bank on each settlement date of a component under the respective May 2024 A&R Supplemental Confirmation is to be determined as follows: (a) if the volume-weighted average price per Share on the relevant valuation date, as reasonably determined by the applicable bank in accordance with the applicable VPF (the "Settlement Price") is equal to or less than $186.3683 per Share (for purposes of this paragraph only, the "Forward Floor Price"), QH Hungary will deliver to the applicable bank the Subject Number of Shares; (b) if the Settlement Price is between the Forward Floor Price and $292.5982 per Share (for purposes of this paragraph only, the "Forward Cap Price"), QH Hungary will deliver to the applicable bank a number of Shares equal to the Subject Number multiplied by a fraction, the numerator of which is the Forward Floor Price and the denominator of which is the Settlement Price; and (c) if the Settlement Price is greater than the Forward Cap Price, QH Hungary will deliver to the applicable bank a number of Shares equal to the product of (i) the Subject Number and (ii) a fraction (A) the numerator of which is the sum of (x) the Forward Floor Price and (y) the Settlement Price minus the Forward Cap Price, and (B) the denominator of which is the Settlement Price.

The New Supplemental Confirmations

The Eighth Citi Supplemental Confirmation covers a maximum aggregate amount of 237,200 Shares divided into 50 components of 4,744 Shares each. In exchange for entering into Eighth Citi Supplemental Confirmation, Citibank paid QH Hungary $39,500,675.

The Fifth RBC Supplemental Confirmation covers a maximum aggregate amount of 158,133 Shares divided into 50 components (17 components of 3,162 Shares each and 33 components of 3,163 Shares each). In exchange for amending and restating the Fifth RBC Supplemental Confirmation, Citibank paid QH Hungary $26,333,784.

With respect to each of the New Supplemental Confirmations, for each component thereof, QH Hungary is obligated to deliver on the settlement date for such component determined based on the specified scheduled valuation date within the period from November 28, 2025 to February 10, 2026 either, at QH Hungary's option, (i) a number Shares up to Subject Number based on the average market price of the Shares determined as described in the next paragraph or (ii) an amount of cash equivalent to the value of the Shares to be delivered in the preceding clause (i).

The number of Shares (or, at QH Hungary's option, the cash equivalent) to be delivered to the applicable bank on each settlement date of a component under the respective New Supplemental Confirmation is to be determined as follows: (a) if Settlement Price is equal to or less than $186.3683 per Share (for purposes of this paragraph only, the "Forward Floor Price"), QH Hungary will deliver to the applicable bank the Subject Number of Shares; (b) if the Settlement Price is between the Forward Floor Price and $205.0051 per Share (for purposes of this paragraph only, the "Forward Cap Price"), QH Hungary will deliver to the applicable bank a number of Shares equal to the Subject Number multiplied by a fraction, the numerator of which is the Forward Floor Price and the denominator of which is the Settlement Price; and (c) if the Settlement Price is greater than the Forward Cap Price, QH Hungary will deliver to the applicable bank a number of Shares equal to the product of (i) the Subject Number and (ii) a fraction (A) the numerator of which is the sum of (x) the Forward Floor Price and (y) the Settlement Price minus the Forward Cap Price, and (B) the denominator of which is the Settlement Price.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Fifth Amended and Restated Supplemental Confirmation No. 2, dated May 22, 2024, by and among QH Hungary Holdings Limited and Citibank, N.A.

Exhibit 99.2	Second Amended and Restated Supplemental Confirmation No. 3, dated May 22, 2024, by and among QH Hungary Holdings Limited and Citibank, N.A.

Exhibit 99.3	Second Amended and Restated Supplemental Confirmation No. 5, dated May 22, 2024, by and among QH Hungary Holdings Limited and Citibank, N.A.

Exhibit 99.4	Second Amended and Restated Supplemental Confirmation No. 6, dated May 22, 2024, by and among QH Hungary Holdings Limited and Citibank, N.A.

Exhibit 99.5	Second Amended and Restated Supplemental Confirmation No. 7, dated May 22, 2024, by and among QH Hungary Holdings Limited and Citibank, N.A.

Exhibit 99.6	Fifth Amended and Restated Supplemental Confirmation No. 1, dated May 22, 2024, by and among QH Hungary Holdings Limited and Royal Bank of Canada.

Exhibit 99.7	Second Amended and Restated Supplemental Confirmation No. 3, dated May 22, 2024, by and among QH Hungary Holdings Limited and Royal Bank of Canada.

Exhibit 99.8	Supplemental Confirmation No. 8, dated May 22, 2024, by and among QH Hungary Holdings Limited and Citibank, N.A.

Exhibit 99.9	Supplemental Confirmation No. 5, dated May 22, 2024, by and among QH Hungary Holdings Limited and Royal Bank of Canada.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated May 24, 2024

GULF HUNGARY HOLDING KORLÁTOLT FELELŐSSÉGŰ TÁRSASÁG

By:	/s/ Judit Rozsa
Name: Judit Rozsa
Title: Managing Director

By:	/s/ Michael Kelleher
Name: Michael Kelleher
Title: Managing Director

QH HUNGARY HOLDINGS LIMITED

By:	/s/ Judit Rozsa
Name: Judit Rozsa
Title: Managing Director

By:	/s/ Michael Kelleher
Name: Michael Kelleher
Title: Managing Director